March 26, 2014

Ms. Kristina Aberg

Ms. Stacie Gorman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.

Registration Statement on Form S-11 (SEC File No. 333-192610)

Dear Ms. Gorman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters for the proposed public offering of Class A shares of common stock of Bluerock Residential Growth REIT, Inc. (the “Company”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. Eastern Time on March 27, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated March 14, 2014, through the date hereof: approximately 1,020 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

WUNDERLICH SECURITIES, INC.

As Representative of the several Underwriters

/s/ N. David Doyle
Name:	N. David Doyle
Title:	Managing Director
Head of Real Estate Banking